AB 3/13

SEC Mail Processing Section

MAR 02 2015

Washington DC 403

15049374

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 Mumma Road, Suite 302
(No. and Street)

Lemoyne (City) PA (State) 17043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renée Lieux (717) 350-1707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway, Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Renée Lieux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Advisors, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, FINOP
Title

Notary Public 02/27/2015

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DANIELLE MARIE KEPNER
Notary Public
LEMOYNE BORO., CUMBERLAND COUNTY
My Commission Expires Sep 16, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMMONWEALTH ADVISORS, INC.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have audited the accompanying financial statements of Commonwealth Advisors, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Commonwealth Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Commonwealth Advisors, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc.'s financials statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSET:		
Cash	$	12,653
TOTAL CURRENT ASSETS	$	12,653
COMPUTER AND EQUIPMENT	$	6,743
Less accumulated depreciation	$	(4,072)
Computer and equipment - net	$	2,671
OTHER ASSET - deferred tax asset		16,849
TOTAL ASSETS	$	32,173

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES :		
Accounts payable	$	5,000
TOTAL LIABILITIES :	$	5,000
STOCKHOLDER'S EQUITY:		
Additional paid-in capital	$	110,950
Deficit	$	(83,777)
TOTAL STOCKHOLDER'S EQUITY	$	27,173
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	32,173

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.
The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE:	$	13,552
OPERATING EXPENSES:		
Audit Fees	$	10,814
Regulatory fees	$	1,376
Depreciation	$	1,217
Accounting	$	350
Rent	$	1,823
Technology	$	3,118
Total expenses	$	18,698
NET OPERATING LOSS	$	(5,146)
INCOME TAX BENEFIT		
Deferred tax benefit	$	10,449
NET INCOME	$	5,303

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.
The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

STOCKHOLDER'S EQUITY, JANUARY 1	$	31,897
Net Operating Loss		(5,146)
Dividends Paid		(350)
Increase in Tax Benefit due to Loss Carryforward		772
STOCKHOLDER'S EQUITY, DECEMBER 31	$	27,173

See Report of Independent Registered Public Accounting Firmand Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net Income (Loss)	$	(5,146)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,217
Deferred Tax Asset		(772)
Increase (decrease) in Accounts Payable:		5,000
Net cash provided by operating activities	$	299
FINANCING ACTIVITIES:		
Dividend paid	$	(350)
Tax Benefit Due to Loss Carryforward		772
Net cash used by operating activities		422
NET INCREASE IN CASH		721
CASH AT BEGINNING OF YEAR		11,932
CASH AT END OF YEAR	$	12,653

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

1 ORGANIZATION AND NATURE OF BUSINESS

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the State of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment.

Income Taxes
The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized

Income Taxes continued
tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising Costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2014.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3 RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2014 there was $1823 paid to the Affiliate for rent.
As of December 31, 2014 ,the Company had no amount due to the Affiliate.

4 COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2014.

5 INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
Federal	$ -	$(16,849)	$(16,849)

As of December 31, 2014 the Company has the following operating loss carryforwards :

Expiration year		Amount
2030	$	37
2031	$	20,100
2032	$	48,348
2033	$	26,645
2034	$	5,146

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions.

6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $7,653, which was $2,653 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 65.33%.

7 SIPC ASSESSMENT RECONCILIATION

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2014. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

8 SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	27,173
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Computer and equipment - net		(2,671)
Deferred tax asset		(16,849)
NET CAPITAL		7,653
AGGREGATE INDEBTEDNESS -		
Accounts payable		5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital	$	2,653
Net Capital in excess of the greater of 10% of AI or 120% of minimum net capital requirement	$	1,653
Percentage of aggregate indebtedness to net capital		65.33%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	7,653
Net Capital as reported in the preceding calculation	$	7,653

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULES II & III

SUPPLEMENTARY SCHEDULE I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SUPPLEMENTARY SCHEDULE II

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

The accompanying notes are an integral part of these financial statements.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 23, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

COMMONWEALTH ADVISORS, INC.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Commonwealth Advisors, Inc. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Commonwealth Advisors, Inc.

Renée Lieux
FINOP